Exhibit 2.2

Execution Version

FIRST AMENDMENT TO

AMENDED AND RESTATED STOCK PURCHASE AGREEMENT

This First Amendment to Amended and Restated Stock Purchase Agreement (this “Amendment”) is made and entered into as of January 24, 2017, by and among Atlas Power Finance, LLC, a Delaware limited liability company (“Purchaser”), GDF SUEZ Energy North America, Inc., a Delaware corporation (the “Company”), and International Power, S.A., a “societe anonyme” under the laws of Belgium (“Seller”). All capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Agreement (as defined below).

WHEREAS, the Company, Purchaser and Seller have previously entered into that certain Amended and Restated Stock Purchase Agreement, dated as of June 27, 2016 (the “Agreement”);

WHEREAS, Section 11.6 of the Agreement provides that the Agreement may be amended in a writing signed by the Company, Purchaser and Seller; and

WHEREAS, the Company, Purchaser and Seller desire to amend the Agreement as provided below.

NOW, THEREFORE, in consideration of the premises and agreements herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Company, Purchaser and Seller agree as follows:

1.                                      Amendments.

(a)                                 Section 1.1 of the Agreement is amended by deleting the definition of “Excluded Liability” and inserting in its place the following:

“Excluded Liability” means:

(a)                                 any liability allocated to, transferred to or assumed by the Seller Group pursuant to this Agreement or any Related Document or retained by the Seller Group, including by operation of Law;

(b)                                 except as expressly provided by this Agreement or any Related Document, any Loss to the extent relating to, arising out of or resulting from the ownership or operation of any businesses or assets of the Seller Group at any time prior to or after the Closing;

(c)                                  any Loss based upon or resulting from the failure by Seller or the Company to effectuate the Reorganization in accordance in all material respects with Exhibit B;

(d)                                 any Loss based upon or resulting from (i) the FirstLight Transfer or (ii) to the extent relating to, arising out of or resulting from the ownership or operation of any businesses or assets of the FirstLight Entities;

(e)                                  any Taxes of the Company or any of the Subsidiaries (i) attributable to the Reorganization or (ii) resulting from or attributable to any Pre-Closing Tax Period or to any Straddle Period, to the extent allocable (as determined pursuant to the last sentence of Section 8.18(d)) to the portion of such Straddle Period beginning before and ending on the Closing Date;

(f)                                   any Loss based upon or resulting from any “Company Guaranteed Credit Support” (as defined in Exhibit B) (i) of the type set forth in Section V.G.ii of Exhibit B or (ii) of the type set forth in Section V.G.iii of Exhibit B to the extent any Loss arising therefrom was not included as Closing Date Indebtedness for purposes of Article III;

(g)                                  the Legal Proceedings listed under the heading “Excluded Legal Proceedings” on Schedule 5.15 (such Legal Proceedings, the “Excluded Legal Proceedings”); and

(h)                                 any Losses based upon or resulting from (i) the payments to Continuing Employees contemplated by Section 8.11(e) (other than such payments), including any failure of the Company’s applicable payroll provider to process any such payments or (ii) any failure of the Company’s applicable payroll provider to process any payment of compensation payable to any employee or former employee of the Company or any of its Affiliates (other than the Continuing Employees).

(b)                                 Section 1.1 of the Agreement is amended by deleting the definitions of “Company Insurance Policies” and “Seller Insurance Policies” contained therein.

(c)                                  Section 1.1 of the Agreement is amended by deleting the definition of “Continuing Employees” and inserting in its place the following:

“Continuing Employees” means, collectively, those “Business Employees (as defined in Exhibit B), the “Designated Employees” (as defined in Exhibit B) and the “Transition Employees” (as defined in Exhibit B), in each case who commence employment with Purchaser or its Affiliates on or after the Closing Date.

(d)                                 Section 1.1 of the Agreement is amended by adding thereto, immediately following the definition of “Excluded Claims” contained therein, the following:

“Excluded Claims Costs” has the meaning set forth in Section 8.16(b).

(e)                                  Section 1.1 of the Agreement is amended by adding thereto, immediately following the definition of “HSR Act” contained therein, the following:

“HQ Composite Amount” means $268,315.

(f)                                   Section 1.1 of the Agreement is amended by deleting the definition of “Post-Signing Insurance Proceeds” and inserting in its place the following:

“Post-Signing Insurance Proceeds” has the meaning set forth in Section 8.16(c).

(g)                                  Section 3.2(a) of the Agreement is amended and restated in its entirety as follows:

(a)                                 The aggregate consideration to be paid by Purchaser to Seller at Closing for the Shares shall be an amount in cash equal to (i) the Base Purchase Price, plus (ii) the Estimated Closing Date Cash, minus (iii) the Estimated Closing Date Indebtedness, plus (iv) the Net Working Capital Adjustment Amount, minus (v) the Estimated Seller Transaction Expenses, plus (vi) the Estimated Seller Severance Expenses, plus (vii) the Estimated CapEx Spend Adjustment, plus (viii) the Estimated 2016 Cash Flow Adjustment, plus (ix) the HQ Composite Amount (the “Closing Date Purchase Price”). As additional consideration, the Assumed Company Debt will not be paid off in connection with Closing.

(h)                                 Section 5.19 of the Agreement is amended by adding as the last sentence thereto the following:

All emissions accounts and allowances used or held for use in the Business are held by a member of the Company Group, and no member of the Seller Group holds any emissions accounts or allowances that are used or held for use in the Business.

(i)                                     Section 8.11(e) of the Agreement is amended and restated in its entirety as follows:

(i)                                     Seller shall make, or shall cause its Affiliates to make, a payment as of Closing to each Continuing Employee (other than Transition Employees) in full satisfaction of compensation payable under the Company’s payroll period in effect as of immediately prior to Closing; provided, that if the Company’s payroll provider is unable to process the foregoing by the Closing, then (A) the Company shall, and Seller shall cause the Company to, leave an amount in cash sufficient to cover the aggregate amount of such compensation payments in respect of Continuing Employees (other than Transition Employees) and the employer portion of employment taxes thereon in the Company’s bank accounts on the Closing Date and (B) Seller shall cause the Company’s payroll provider to process such compensation payments in respect of Continuing Employees (other than Transition Employees) as soon as practicable following the Closing, but in no event later than what would have been the next regularly scheduled payroll date had the Closing not occurred.

(ii)                                  Seller shall make, or shall cause its Affiliates to make, a payment as of Closing to each Continuing Employee (or in the case of Transition Employees, as of the conclusion of the Transition Services (as defined in Exhibit B)) in full satisfaction of any accrued but unused vacation in excess of 40 hours credited to such Continuing Employee as of immediately before the Closing or the conclusion of Transition Services, as applicable, such that the Continuing Employee shall be credited with no accrued but unused vacation in excess of 40 hours in respect of employment by the Company or its Affiliates upon commencement of employment with the Purchaser or any of its Affiliates; provided, that, if the Company’s payroll provider is unable to process the foregoing by the Closing, then (A) the Company shall, and Seller shall cause the Company to, leave an amount sufficient to cover the aggregate amount of such accrued vacation payments in respect of Continuing Employees (other than Transition Employees) and the employer portion of employment taxes thereon in the Company’s bank accounts on the Closing Date and (B) Seller shall cause the Company’s payroll provider to process such payments to such Continuing Employees as soon as practicable following the Closing, but in no event later than what would have been the next regularly scheduled payroll date had the Closing not occurred.

(iii)                               With respect to Sections 8.11(e)(i) or 8.11(e)(ii), Purchaser and its Affiliates agree to reasonably cooperate with the applicable payroll provider to facilitate the transactions contemplated thereunder, including, without limitation, the procedures of such payroll provider undertaken to process payroll for Continuing Employees.  Purchaser shall, and shall cause the Company to, leave open the Company’s bank accounts for no less than one-hundred and twenty (120) days after the Closing Date.

(iv)                              For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, (A) any cash left in the Company’s bank accounts pursuant to Sections 8.11(e)(i) or 8.11(e)(ii) shall be considered Closing Date Cash for all purposes under this Agreement, and (B) any amount owed to the Continuing Employees (other than Transition Employees) under Sections 8.11(e)(i) or 8.11(e)(ii) to the extent not paid prior to the Closing shall be considered one of the “current liabilities of the Company and the Subsidiaries set forth on Exhibit C” as of the Measurement Time for purposes of determining Net Working Capital under this Agreement.

(j)                                    The last sentence of Section 8.14 of the Agreement is amended and restated in its entirety as follows:

Notwithstanding any of the foregoing, (a) with respect to the Contracts listed on Schedule 8.14, Purchaser and Seller shall reasonably cooperate to novate or otherwise transfer to the Company or the applicable member of the Company Group (or, with respect to those Contracts listed on Exhibit F, Dynegy Marketing and Trade, LLC) as of Closing, at no cost, Seller or the member of Seller Group’s position in such Contract and, to the extent so novated or transferred, such Contracts shall not be subject to Back-to-Back Trades and (b) where the Seller determines it administratively convenient, in lieu of entering into a Back-to-Back Trade with respect to any Hedge Contract, Seller may elect for Seller or a member of Seller Group to functionally convey the rights and obligations under such Hedge Contract to Company or a member of Company Group (or, with respect to those Hedge Contracts listed on Exhibit F, Dynegy Marketing and Trade, LLC) by some other means, including but not limited to the Company, a member of the Company Group or Dynegy Marketing and Trade, LLC, as applicable, accepting a novation of the Hedge Contract, procuring a release of the Seller and all members of the Seller Group under such Hedge Contract in connection with the Company, a member of the Company Group or Dynegy Marketing and Trade, LLC, as applicable, entering into a replacement contract on substantially identical terms, entry into an asset management agreement with the Company, a member of Company Group or Dynegy Marketing and Trade, LLC, as applicable, with respect to such position, or any other commercially reasonable method (each, an “Alternative Hedge Transfer”) and the Company and Purchaser shall cooperate in good faith with the Seller to execute any documentation reasonably required in connection with such Alternative Hedge Transfer; provided, that none of the Company, any other member of the Company Group or Dynegy Marketing and Trade, LLC shall be required to provide credit support in connection with such Alternative Hedge Transfer, and notwithstanding such release, novation, transfer or conveyance, such Alternative Hedge Transfer shall not relieve Seller of its obligation to maintain, or to cause any applicable member of the Seller Group to maintain, Seller Credit Support pursuant to Section 8.15 with respect to the Seller Group Hedge Contract that is the subject of an Alternative Hedge Transfer.

(k)                                 Section 8.15(a) of the Agreement is amended and restated in its entirety as follows:

For a period of 24 months after the Closing Date, Seller shall, and shall cause any applicable member of the Seller Group to, maintain in effect without amendment all letters of credit, guarantees and other contractual credit support obligations entered into by or on behalf of Seller or any of its Affiliates in connection with the Business (collectively, the “Seller Credit Support”) in accordance with the terms thereof as in effect as of the Closing; provided, however, that Seller shall use Commercially Reasonable Efforts to cause any Seller Credit Support in respect of any Contract that is assigned or transferred to the Company, a member of the Company Group or Dynegy Marketing and Trade, LLC in accordance with Section 8.14 to be amended, modified or restated, as necessary, in Seller’s reasonable discretion (and as acceptable to any third party necessary to execute such amendment, modification or restatement), so that Company, a member of the Company Group or Dynegy Marketing and Trade, LLC, as applicable, is named as the beneficiary or a third-party beneficiary under such Seller Credit Support. From and after the Closing, Purchaser shall use its Commercially Reasonable Efforts (and shall reasonably cooperate with Sellers’ efforts) to (i) terminate, or cause Purchaser or any of its Affiliates to be substituted in all respects for Seller or any member of the Seller Group under, such Seller Credit Support or (ii) to obtain from the creditor or other counterparty a full release of Seller or any member of the

Seller Group to the extent liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a counterparty in connection with amounts drawn under such Seller Credit Support (such releases, collectively, the “Credit Support Releases”), in the case of each of the foregoing clauses (i) and (ii), to be effective as promptly as practicable after the Closing Date. On the date that is 24 months after the Closing Date, Seller shall or shall cause the applicable member of the Seller Group, to terminate any Seller Credit Support for which Purchaser has not obtained any such substitution, termination or Credit Support Release (each such Seller Credit Support terminated by Seller or the applicable member of the Seller Group, a “Terminated Credit Support”). If Seller or a member of the Seller Group incurs any liability or cost after the Closing in connection with the Seller Credit Support or the Terminated Credit Support (including for breach of any obligation to maintain any Seller Credit Support on and after the date that is 24 months after the Closing Date), Purchaser shall indemnify, defend and hold harmless Seller against, and reimburse Seller for, any and all Losses that Seller or a member of the Seller Group becomes liable for in respect of such Seller Credit Support or Terminated Credit Support, as applicable (including reasonable attorney’s fees).

(l)                                     Section 8.16 of the Agreement is amended and restated in its entirety as follows:

(a)                                 Post-Closing Claims.  Seller shall use Commercially Reasonable Efforts to maintain or cause to be maintained the Insurance Arrangements in full force and effect until Closing.  Without limiting the provisions set forth in Section 8.7(b), from and after Closing, the Company Group shall cease to be insured by, have access or availability to, or be entitled to make claims on, claim benefits from or seek coverage under any Insurance Arrangements, except: (i) as and to the extent set forth in Section 8.16(b) or Section 8.16(c); (ii) with respect to any claim asserted against, or Loss incurred by, any member of the Company Group after Closing (“Post-Closing Claims”) arising out of an act, claim, omission, event, circumstance, occurrence or Loss occurring prior to Closing, the Company Group may seek coverage under the occurrence-based Insurance Arrangements issued or in place prior to Closing under which any member of the Company Group is insured (“Pre-Closing Occurrence Based Policies”) to the extent such insurance coverage exists, and Seller and its Affiliates shall cooperate with the Company and Purchaser in connection with tendering or pursuing such claims; provided, however, that (A) Purchaser or the Company shall promptly notify Seller of all such Post-Closing Claims and (B) without limiting any indemnity obligation of Seller under Section 10.2, Purchaser and the Company shall be responsible for the satisfaction or payment of any applicable retention, deductible or retrospective premium with respect to any Post-Closing Claim and shall reimburse Seller and its Affiliates for all reasonable out-of-pocket costs and expenses incurred in connection with such claims; and (iii) in the event that a Post-Closing Claim relates to the same occurrence for which Seller, its Affiliates or assignees are seeking coverage under Pre-Closing Occurrence Based Policies, and the limits under an applicable Pre-Closing Occurrence Based Policy are not sufficient to fund all covered claims of the Company or any member of the Company Group, as applicable, and Seller or its Affiliates and assignees, as applicable, amounts due under such a Pre-Closing Occurrence Based Policy shall be paid to the respective entities in proportion to the amounts which otherwise would be due were the limits of liability infinite.

(b)                                 Excluded Claims.  Seller shall use Commercially Reasonable Efforts to (and shall cause the Subsidiaries to) file, pursue and collect recoveries under applicable Insurance Arrangements with respect to claims, acts, omissions, events, circumstances, occurrences or Losses set forth on Schedule 8.16(b) (the “Excluded Claims”), and shall retain, for its own account, any proceeds received in respect of such Excluded Claims; provided, however, Seller shall promptly remit to any member of the Company Group the portion of such proceeds that is necessary to reimburse such member of the Company Group for its reasonable out-of-pocket costs and expenses incurred after the Closing by such member of the Company Group to fix or mitigate an Excluded Claim (“Excluded Claims Costs”). Without limiting any indemnity obligation of Seller under Section 10.2, Seller’s obligation with respect to reimbursement of Excluded Claims Costs shall be limited to Insurance Arrangement proceeds actually received by Seller after the Closing Date.

(c)                                  Post-Signing Claims.  With respect to any claim asserted against, or Loss incurred by, any member of the Company Group after the date of this Agreement but prior to Closing (other than an Excluded Claim) (“Post-Signing Claim”) for any act, omission, event, circumstance, occurrence or Loss that is covered under an Insurance Arrangement, (i) prior to Closing, Seller shall (and shall cause the Company and the Subsidiaries to) file, and use Commercially Reasonable Efforts to, pursue and collect claims under any applicable Insurance Arrangements in respect of such Post-Signing Claim and hold, or cause to be held, for the benefit and account of the Company Group any proceeds resulting from any such claim (“Post-Signing Insurance Proceeds”) that are received prior to Closing, in each case reduced by (A) the amount necessary to reimburse the Seller Group for its reasonable out-of-pocket costs and expenses incurred in pursuing such Post-Signing Claim and (B) any proceeds from the Insurance Arrangements in respect of reimbursement to Seller Group for out-of-pocket repair costs incurred or pre-Closing business interruption Losses, and (ii)  following Closing, (A) the Company Group shall have the sole right to, and Purchaser shall cause each applicable member of the Company Group to use Commercially Reasonable Efforts to, pursue and collect claims under any applicable Insurance Arrangements in respect of such Post-Signing Claim, (B) Seller shall coordinate with Purchaser and the Company Group in their pursuit and collection of such claims and (C) any Post-Signing Insurance Proceeds that are received after Closing shall be for the benefit and account of the Company Group, in each case reduced by (1) the amount necessary to reimburse the Seller Group for its reasonable out-of-pocket costs and expenses incurred in pursuing such Post-Signing Claim prior to the Closing and (2) any proceeds from the

Insurance Arrangements in respect of reimbursement to Seller Group for pre-Closing out-of-pocket repair costs incurred or pre-Closing business interruption Losses.

(m)                             Section 8.19 of the Agreement is amended and restated in its entirety as follows:

Purchaser agrees that, immediately following the Closing, Purchaser shall instruct each Continuing Employee and use its Commercially Reasonable Efforts to cause each Continuing Employee to agree, (a) to at all times maintain the confidentiality of all confidential or proprietary information in such Continuing Employee’s possession or control that relates to any business of the Seller Group, including any such confidential or proprietary information obtained inadvertently by such Continuing Employee or contained or stored in such Continuing Employee’s personal electronic devices (including mobile phones, smartphones, tablets, laptop computers and desktop computers) (“Personal Electronic Devices”), (b) to delete from all of such Continuing Employee’s Personal Electronic Devices all confidential or proprietary information that relates to any business of the Seller Group and (c) not to use, or disclose or make available to any third party, any confidential or proprietary information that relates to any business of the Seller Group, including historical data relating solely to the business of the Seller Group contained in ISO accounts that are retained by the Company Group from and after Closing, for any purpose at any time during or after such Continuing Employee’s employment by the Company or any of its Affiliates. Purchaser agrees that it shall, as promptly as practicable following the Closing Date, but in no event later than (x) ten (10) Business Days after the Closing Date in the case of Continuing Employees that are not Transition Employees and (y) in the case of any Transition Employee, ten (10) Business Days after such Transition Employee commences employment with Purchaser or any of its Affiliates in accordance with Exhibit B, deliver to Seller a written certification executed by each Continuing Employee acknowledging that (i) Purchaser has notified such Continuing Employee of each of the foregoing obligations in (a), (b) and (c) and (ii) such Continuing Employee is in compliance with, and agrees to continue to comply with, the foregoing obligations in (a), (b) and (c) from and after the term of such Continuing Employee’s employment by the Company or any of its Affiliates. Purchaser further acknowledges and agrees that the Company Group will be solely and fully responsible and liable for any breach (y) of its obligations with respect to any confidential or proprietary information that relates to any business of the Seller Group or (z) by any Continuing Employee of any of the foregoing obligations in (a), (b) or (c), that occurs from and after the Closing. The provisions of this Section 8.19 are intended to be for the benefit of, and shall be enforceable by, Retainco and shall not be modified or terminated in any manner as to adversely affect Retainco, without the prior written consent of Retainco.

(n)                                 The fifth and sixth sentences of Section 10.1 of the Agreement are amended and restated in their entirety as follows:

All covenants and agreements set forth in this Agreement that by their nature are required to be performed at or prior to the Closing, except for the covenants and agreements set forth in Section 2.2, Section 8.2 and, to the extent applicable, Sections 8.11(e)(i) and 8.11(e)(ii), shall terminate at Closing. The covenants and agreements set forth in Section 2.2, Section 8.2 and Sections 8.11(e)(i) and 8.11(e)(ii) (other than clause (B) of the proviso of Section 8.11(e)(i) and Section 8.11(e)(ii), each of which is subject to the Covenant Survival Period), and all claims for indemnification with respect thereto, shall survive for the Extended Warranty Survival Period, and all covenants and agreements set forth in this Agreement that by their nature are required to be performed following the Closing shall survive the Closing until fully performed in accordance with their respective terms plus an additional sixty (60) days (in each case, as applicable, the “Covenant Survival Period,” and together with the Warranty Survival Period, the Extended Warranty Survival Period and the Tax Warranty Survival Period, the “Survival Period”).

(o)                                 Section I (Legal Entity Reorganization) of Exhibit B (Reorganization) to the Agreement is amended and restated in its entirety to be in the form of Exhibit A hereto.

(p)                                 The Agreement is amended by adding as Exhibit F thereto Exhibit B hereto.

(q)                                 The disclosure schedules to the Agreement are amended as set forth on Schedule 1 hereto.

2.                                      No Other Modification. Except as set forth in this Amendment, the terms and conditions of the Agreement shall remain in full force and effect. Each reference in the Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of similar import shall mean and be a reference to the Agreement as amended by this Amendment.  No reference to this Amendment (or any amendment) need be made in any instrument or document at any time referring to the Agreement, and a reference to the Agreement in any such instrument or document shall be deemed to be a reference to the Agreement as amended by this Amendment.

3.                                      Counterparts. This Amendment may be executed in any number of counterparts (including counterparts delivered by facsimile or electronic communication (pdf)) and all such counterparts taken together will be deemed to constitute one and the same instrument.

4.                                      Governing Law; Jurisdiction. This Amendment and all claims or causes of action (whether in Contract or tort, in Law or in equity, or granted by statute) that may be based upon, arise out of or relate to this Amendment (“Claims”) shall be governed by the laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rules (whether of the State of Delaware or otherwise) that would cause the application of Laws of any other jurisdiction.  The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if the Chancery Court of the State of Delaware

declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) over all Claims.  The parties hereto hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any Claim in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first written above.

ATLAS POWER FINANCE, LLC

By:	/s/ Robert C. Flexon
	Name:	Robert C. Flexon
	Title:	President and Chief Executive Officer

GDF SUEZ ENERGY NORTH AMERICA, INC.

By:	/s/ Rachel W. Kilpatrick
	Name:	Rachel W. Kilpatrick
	Title:	Vice President

INTERNATIONAL POWER, S.A.

By:	/s/ Stefaan Secru
	Name:	Stefaan Secru
	Title:	Attorney-in-Fact

[Signature Page to First Amendment to Amended and Restated Stock Purchase Agreement]